EUA ENERGY INVESTMENT CORPORATION
                       INVESTMENT IN TRANSCAPACITY L.P.
                             THIRD QUARTER 1999


     On August 30, 1999, EUA Transcapacity, a wholly-owned subsidiary of EUA Energy Investment Corporation, sold all of its assets in Transcapacity, L.P. and dissolved the Transcapacity Partnership. EUA Energy Investment will not have any further obligations or commitments to Transcapacity, its employees, or its successor. Operating results for the quarter ended September 30, 1999 were not impacted by the loss on this transaction, as a result of a previously recorded reserve at EUA's parent company.

     As a result of the dissolution of the Transcapacity L.P., no financial statements are included in this filing and this constitutes the final filing under Rule 24.